UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

             [] Form 10-K [ ] Form 20-F [ ] Form 11-K [X ] Form 10-Q

For Period Ended: September 30, 2001             SEC FILE NUMBER 000-27879
                                                 CUSIP NUMBER    367597 1 01
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-Q

Part I - Registrant Information

         Full Name of Registrant                 Gateway Distributors, Ltd.
                                                 --------------------------

         Former Name if Applicable               N/A
                                                 -----------

         Address of Principal Executive Office:
                  500 East Cheyenne Avenue, Las Vegas, Nevada 89030

Part II--RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

     State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

     The Company's auditors reported that the recent acquisition of A & A Medical Supply by the Company's subsidiary TRSG Corporation has delayed the completion of the Company's quarterly financial statements. This transaction took place in the month of October 2001 and closed on November 2, 2001. Work is progressing on the Company's financial statement for the third quarter, ending on September 30, 2001 and completion within the 5 day extension period should be possible for the Company. The Company could not have completed its from 10-QSB without undue expense.

Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

   Rick Bailey               President            (702) 399-4328
   ----------------------------------------------------------------------
   (Name)                      (Title)         (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).
        (X ) Yes ( ) No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
        ( ) Yes (X ) No

     If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     N/A

                           Gateway Distributors, Ltd.
-------------------------------------------------------------------------------
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: August 13, 2001      By: /s/ Rick Bailey
      ---------------          -------------------------------
                               Name: Rick Bailey
                               Title: President and CEO